

January 6, 2012

<u>Via E-mail</u>
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re: China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-33097**

Dear Ms. Bu:

We have reviewed your December 2, 2011 response to our October 27, 2011 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide, we may raise additional comments.

<u>Form 10-K/A (Amendment No. 1)</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

1. Please refer to your revised disclosure in response to our comment one. Please revise your disclosure to state your standard payment terms as well as the aging of your accounts receivable. Additionally, please also state the steps you take in collecting accounts receivable, and your policy with respect to determining when a receivable is ultimately written off.

2. You state in your response to our comment one "The Company's accounts receivable reserve for allowances, returns and doubtful accounts is set at an amount that is equal to at least the amount of accounts receivable at the balance sheet date projected to be uncollected at the end of the Company's next fiscal quarter multiplied by our gross profit percentage, essentially deferring income at the balance sheet date related to excess product that may have been shipped by the Company to and still held by its distributors." This method does not appear to comply with U.S. GAAP. If a transaction fails to meet all of the conditions of ASC 605-15-25-1 and ASC 605-15-25-3, no revenue or cost of revenue may be recognized until those conditions are subsequently met or the return privilege has substantially expired, whichever occurs first. Simply deferring recognition of the gross margin on the transaction is not appropriate. Refer also to ASC 605-10-S99 SAB Topic 13.A.4b Question 1. Please revise your financial statements as necessary.

Item 9A. Controls And Procedures
Management's Annual Report On Internal Control Over Financial Reporting, page 24

3. Please refer to your response to our comment number three. The Accounting Manager and the Chief Financial Officer who are the preparers of your financial statements do not have accounting training in U.S. GAAP, and as such do not possess sufficient knowledge of U.S. GAAP. Given this lack of sufficient knowledge of U.S. GAAP, please re-assess your conclusions that your internal control over financial reporting was effective at December 31, 2010 and amend your filing accordingly. Disclose any material weaknesses such as the lack of U.S. GAAP expertise by the preparers of your financial statements.

Note 5 Other Receivables, page F-11

4. Please refer to your response to our comment five. Based on your response, it is not clear why it was appropriate to recognize the gain in 2009. Please tell us what the "agreement in principle" is, what the terms were and whether, and if so, how the "agreement in principle" in December 2009 is considered binding for legal purposes in China. Absent a binding agreement to pay $5.3 million it appears recognition of the gain and accounts receivable prior to January 27, 2010 was not appropriate.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant